   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 7, 1998.

                                                REGISTRATION NO. 333-43995
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                            ATRIA COMMUNITIES, INC.
              (EXACT NAME OF REGISTRANT SPECIFIED IN ITS CHARTER)
                                ---------------
         DELAWARE                    8361                    61-1303738
                                                          (I.R.S. EMPLOYER
     (STATE OR OTHER          (PRIMARY STANDARD         IDENTIFICATION NO.)
    JURISDICTION               INDUSTRIAL

   OF INCORPORATION OR       CLASSIFICATION CODE
    ORGANIZATION)                NUMBER)

                    501 SOUTH FOURTH AVENUE, SUITE 140
                          LOUISVILLE, KENTUCKY 40202

                              (502) 719-1600
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                               AUDRA J. ECKERLE
                                GENERAL COUNSEL
                            ATRIA COMMUNITIES, INC.

                    501 SOUTH FOURTH AVENUE, SUITE 140
                          LOUISVILLE, KENTUCKY 40202

                              (502) 719-1600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                   COPY TO:
                                IVAN M. DIAMOND
                        GREENEBAUM DOLL & MCDONALD PLLC
                           3300 NATIONAL CITY TOWER
                             LOUISVILLE, KY 40202
                                (502) 587-3534
                                ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THESE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION DATED MAY 7, 1998

PROSPECTUS

                                  $143,750,000
                                      LOGO

                  5.0% CONVERTIBLE SUBORDINATED NOTES DUE 2002

  This Prospectus relates to the offering by the selling securityholders (the "Selling Securityholders") of up to an aggregate of $143,750,000 principal amount of 5.0% Convertible Subordinated Notes due 2002 (the "Notes") of Atria Communities, Inc., a Delaware corporation (the "Company" or "Atria"), and the shares of common stock, par value $0.10 per share (the "Common Stock"), that are issuable upon conversion of the Notes. The Notes will be convertible at the option of the holder into shares of Common Stock at any time through maturity, unless previously redeemed or repurchased, at the initial conversion price (the "Conversion Price") of $20.864 per share, subject to adjustment in certain events. See "Description of Notes--Conversion of Notes." The Company has entered into an agreement and plan of merger ("Merger Agreement") with Kapson Senior Quarters Corp. ("Kapson") and KA Acquisition Corp. ("Merger Subsidiary"), a subsidiary of Kapson, dated as of April 19, 1998, whereby Merger Subsidiary will merge (the "Merger") into the Company. At the effective time of the Merger, each Note will cease to be convertible into shares of Common Stock but will be convertible solely into an amount of cash, without interest, equal to the product of the number of shares of Common Stock into which such Note was convertible immediately prior to the effective time of the Merger and $20.25. See "Summary--Recent Developments." The Notes offered hereby were originally sold by the Company in an underwritten private placement to certain institutional investors and non-U.S. investors in October 1997 (the "Note Offering").

  Interest on the Notes is payable on April 15 and October 15 of each year, commencing on April 15, 1998. The Notes will mature on October 15, 2002 unless previously redeemed or repurchased. The Notes are not redeemable by the Company prior to October 15, 2000. Thereafter, the Notes will be redeemable on at least 15 days notice at the option of the Company, in whole or in part, at the redemption prices set forth herein, in each case together with accrued and unpaid interest. Subject to certain restrictions and conditions, in the event of a Change in Control (as defined), each holder of Notes will have the right to require the Company to repurchase all or any portion of such holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest. See "Description of Notes--Optional Redemption by the Company" and "--Repurchase at Option of Holders upon Change in Control." If the Merger is consummated, a Change in Control will occur. See "Summary--Recent Developments."

  The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company. At December 31, 1997, the Company had approximately $113.1 million of Senior Indebtedness. See "Description of Notes--Subordination of Notes."

  The Notes may be sold from time to time pursuant to this Prospectus by the Selling Securityholders. The Notes may be sold by the Selling Securityholders in ordinary brokerage transactions, in transactions in which brokers solicit purchases, in negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. See "Plan of Distribution." The Company will receive no part of the proceeds of sales from the offering by the Selling Securityholders. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Securityholders will be borne by such Selling Securityholders. None of the securities offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

  The Common Stock is traded under the symbol "ATRC." The last reported sale price of the Common Stock on the Nasdaq National Market on May 6, 1998, was $19.125 per share.

                                  -----------
  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

                                  -----------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May   , 1998

                                    SUMMARY

  The following information is qualified in its entirety by, and is subject to, the more detailed information appearing elsewhere or incorporated by reference in this Prospectus, including the information set forth under "Risk Factors."

                                  THE COMPANY

  Atria is a leading national provider of assisted and independent living services for the elderly. At December 31, 1997, the Company operated 41 communities in 19 states with a total of 4,170 units. The Company also had 40 assisted living communities under development, including 19 communities under construction. The Company's communities included 2,158 assisted living units and 2,012 independent living units. The Company owns 35 of its communities, leases four communities and manages two communities. At March 31, 1998, the Company operated 53 communities in 19 states with a total of 4,915 units and two nursing centers with a total of 332 beds. The Company had 41 assisted living communities under development at March 31, 1998.

  Assisted living is a rapidly emerging component of the non-acute health care system for the elderly. The assisted and independent living industries serve the long-term care needs of the elderly who do not require the more extensive medical services available in skilled nursing facilities, yet who are either no longer capable of or desire a totally independent lifestyle. Assisted living residents typically require assistance with two or more activities of daily living ("ADLs"), such as eating, grooming and bathing, personal hygiene and toileting, dressing, transportation, walking and medication supervision. The independent living industry serves the long-term care needs of the elderly who require only occasional assistance with ADLs.

  According to industry estimates, the assisted living industry represented approximately $12.0 billion in revenue in 1996. The Company believes that growth in the demand for assisted and independent living services is being driven by: the growing elderly population segment; changing societal patterns that make it difficult for families to provide in-home care for the elderly; increasing recognition among the elderly and their families that assisted and independent living facilities afford a cost-effective, independent, secure and attractive lifestyle; and the limited supply of purpose-built assisted living facilities currently available.

  Atria's objective is to expand its position as a leading national provider of high-quality assisted living services. Key elements of the Company's strategy are to continue to: (i) develop or acquire, in geographic clusters, 60 to 85 additional assisted living communities consisting of approximately 5,400 to 7,650 units by the year 2000 (including the 41 communities under development at March 31, 1998 and the communities developed or acquired since the Company's initial public offering) to achieve regional density; (ii) convert a portion of its existing independent living units to assisted living units by the year 2000; (iii) focus on private pay, middle- and upper-income residents; (iv) develop network relationships and strategic alliances with leading national and regional health care providers; (v) offer a broad range of high-quality services that meet the individual needs of residents to enable them to "age in place"; and (vi) develop the Atria prototype model in targeted markets to increase brand awareness and achieve construction and operational efficiencies.

  Prior to completion of the Company's initial public offering in August 1996 (the "IPO"), certain of the Company's assisted and independent living communities had been operated by Vencor, Inc. ("Vencor") and its predecessors for over a decade. Vencor operates an integrated network of health care services primarily focusing on the needs of the elderly. In July 1997, the Company completed a public offering of 6.9 million primary shares of Common Stock (the "Secondary Offering"). At December 31, 1997, Vencor owned 42.8% of the Company's outstanding Common Stock. See "--Recent Developments."

  The Company's executive offices are located at 501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202, and its telephone number is (502) 719-1600.

                              RECENT DEVELOPMENTS

  In January 1998, the Company acquired a 99-unit assisted living complex in Falmouth, Massachusetts. Of the 99 units, 70 units are assisted living or independent living units and 29 units are dedicated to care for the memory impaired. In addition, the Company acquired 14 independent living cottages located at its Auburn, Alabama community and a 38-unit assisted living community located in St. George, Utah.


  In February 1998, the Company acquired five facilities located in Texas. The facilities included two assisted living communities with 134 units, a 100-unit independent living center and a 242-bed nursing center, all of which are located in Tyler, Texas. The transaction also included a 90-bed nursing center located in nearby Chandler, Texas. While the Company's strategic plan remains focused on assisted living communities, management believes that this multi-facility acquisition represented an attractive opportunity to accelerate the Company's presence in Texas. The prior owners will continue to manage both nursing centers.

  In February 1998, the Company acquired a 137-unit assisted and independent living community located in Ft. Wright, Kentucky. The Company began managing the Ft. Wright community in January 1998. In March 1998, the Company completed the acquisition of a 56-unit assisted and independent living community located in Lubbock, Texas.

  Although the Company is continually considering opportunities for future growth and actively negotiating to acquire additional communities, the Company has not entered into any definitive agreements regarding future acquisitions.

  The Company has entered into an agreement and plan of merger ("Merger Agreement") with Kapson Senior Quarters Corp. ("Kapson") and KA Acquisition Corp. ("Merger Subsidiary"), a subsidiary of Kapson, dated as of April 19, 1998, whereby Merger Subsidiary would merge (the "Merger") into the Company with the Company as the surviving corporation ("Surviving Corporation"). Pursuant to the terms and conditions of the Merger Agreement, the public stockholders of the Company would have the right to receive $20.25 in cash per share of Common Stock. Vencor, which holds 42.8% of the Company's Common Stock, would also receive $20.25 in cash for approximately 88.0% of its Common Stock and would retain its remaining shares of Common Stock upon the consummation of the Merger. Following the Merger, Kapson will own approximately 90.0% of the outstanding shares of Common Stock and Vencor will retain approximately 10.0% of the outstanding shares of Common Stock. The Merger is subject to customary conditions, including stockholder approval and certain regulatory approvals.

  In connection with the Merger Agreement, Vencor and certain officers and directors of the Company collectively owning approximately 46.4% of the outstanding shares of Common Stock entered into Support Agreements with Kapson and Merger Subsidiary pursuant to which such stockholders agreed to vote their shares in favor of the Merger.

  The Company and PNC Bank, Kentucky, Inc. as Trustee (the "Trustee"), expect to enter into a supplemental indenture ("Supplemental Indenture") to the indenture dated as of October 16, 1997, between the Company and the Trustee (the "Indenture"), which will become effective at the effective time of the Merger. The Supplemental Indenture will provide that, from and after the effective time of the Merger, each of the Notes will cease to be convertible into shares of Common Stock, but will be convertible solely into an amount of cash, without interest, equal to the product of (x) the number of shares of Common Stock into which such Note was convertible immediately prior to the effective time of the Merger and (y) $20.25. See "Description of Notes-- Conversion of Notes." If the Merger is consummated, a Change in Control will occur. See "Description of Notes--Repurchase at Option of Holders upon Change in Control."

  On April 28, 1998, the Company reported results for the first quarter of 1998. The Company had revenues of $25.3 million for the quarter ended March 31, 1998 as compared to revenues of $14.2 million for the comparable period in 1997. Net income for the first quarter was $2.6 million, or $0.11 per diluted share, compared to $1.6 million, or $0.10 per diluted share, for the comparable period in 1997.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  Certain statements contained or incorporated by reference in this Prospectus that are not historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things: (i) the successful and timely implementation of the Company's acquisition and development strategy; (ii) the Company's ability to obtain financing on acceptable terms to finance its growth strategy and to operate within the limitations imposed by financing arrangements; (iii) the cost of implementing the Company's acquisition and development strategies; and (iv) other factors referenced in this Prospectus. See "Risk Factors." The Company does not undertake to update any forward-looking statement that may be made from time to time by, or on behalf of, the Company.

                                  THE OFFERING

Securities Offered............  $143,750,000 aggregate principal amount of
                                5.0% Convertible Subordinated Notes due
                                2002.

Interest Payment Dates........  April 15 and October 15, commencing April
                                15, 1998.

Maturity Date.................  October 15, 2002.

Conversion Rights.............
                                The Notes are convertible into shares of Common Stock at any time prior to maturity, unless previously redeemed or repurchased, at a conversion price of $20.864 per share, subject to certain adjustments. Prior to the effective time of the Merger, the Company and the Trustee expect to enter into the Supplemental Indenture, which will become effective at the effective time of the Merger and provide that each of the Notes will cease to be convertible into shares of Common Stock but will be convertible solely into an amount of cash, without interest, equal to the product of
                                (x) the number of shares of Common Stock into which such Note was convertible immediately prior to the effective time of the Merger and (y) $20.25. See "--Recent Developments" and "Description of Notes-- Conversion of Notes."

Optional Redemption...........  The Notes are not redeemable by the Company until October 15, 2000. Thereafter, the
                                Notes will be redeemable, at any time, on at least 15 days' notice at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest. See "Description of Notes--Optional Redemption by the Company."

Change in Control.............
                                In the event that a Change in Control
                                occurs, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, together with accrued interest to the repurchase date. If the Merger is consummated, a Change in Control will occur. See "--Recent Developments," "Risk Factors--Limitation on Repurchase of Notes upon Change in Control" and "Description of Notes--Repurchase at Option of Holders upon Change in Control."

Subordination.................
                                The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness. See "Description of Notes--Subordination of Notes." As defined, Senior Indebtedness includes the Company's long-term debt, capital lease obligations and any outstanding balance on its line of credit. At December 31, 1997, the Company had approximately $113.1 million of indebtedness outstanding that would have constituted Senior Indebtedness and had an additional $90.3 million available under its $200.0 million line of credit.

Use of Proceeds...............  The Company will not receive any of the proceeds from the sale of the Notes or the underlying Common Stock. See "Use of Proceeds."

Registration Rights and
Liquidated Damages............
                                The Company will be required to pay
                                liquidated damages to the holders of the Notes or the underlying Common Stock, as the case may be, under certain circumstances if the Company is not in compliance with its registration obligations. See "Description of Notes-- Registration Rights."

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                              YEARS ENDED
                                                              DECEMBER 31,
                                                        ------------------------
                                                        1993 1994 1995 1996 1997
                                                        ---- ---- ---- ---- ----
Ratio of earnings to fixed charges(1) ................. 1.3x 2.7x 2.3x 2.5x 2.6x

--------

(1) The ratio of earnings to fixed charges is calculated by dividing income before income taxes and extraordinary loss plus fixed charges (excluding capitalized interest) by fixed charges (including capitalized interest). Fixed charges consist of interest expense, including amortization of financing costs, and that portion of rental expense deemed to be representative of the interest component of rental expense less any applicable sublease income.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes.

  Financial Risks Associated with Expansion Program. Typically, a newly developed assisted living community is expected to incur operating losses during the first 12 months of operations of between $150,000 and $250,000 for a 90-unit community. Once opened, the Company estimates that it will take an average of 12 months for its communities to achieve targeted occupancy levels. The Company may incur additional operating losses if it fails to achieve expected occupancy rates at newly developed communities or if expenses related to the development, acquisition or operation of new communities exceed expectations. The risks associated with the Company's development of additional assisted living communities and uncertainties regarding the profitability of such operations could have a material adverse effect on the Company's business, financial condition and results of operations.

  Development and Construction Risks. The Company intends to develop or acquire 60 to 85 additional assisted living communities consisting of approximately 5,400 to 7,650 units by the year 2000 (including the 41 communities being developed at March 31, 1998 and the communities developed and acquired since the IPO). The Company's ability to expand at this pace will depend upon a number of factors, including, but not limited to, the Company's ability to acquire suitable properties at reasonable prices; the Company's success in obtaining necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations; and the Company's ability to control construction and renovation costs and project completion schedules. In addition, the Company's development plan is subject to numerous factors outside its control, including competition for site acquisitions, shortages of, or the ability to obtain, labor or materials, changes in applicable laws or regulations or in the method of applying such laws and regulations, the failure of general contractors or subcontractors to perform under their contracts, strikes and adverse weather. The Company's business, financial condition and results of operations could be materially and adversely affected if the Company is unable to achieve its development plan.

  The Company does not currently have a substantial internal development staff, but it has retained third parties to locate suitable sites for new assisted living communities and to handle other aspects of the development process on a contractual basis. Final approval of all development sites is made by officers of the Company. If the Company is unable to expand its development staff or continue to retain third-party sources to assist in the development process, the Company's ability to execute its development and growth plans and the Company's business, financial condition and results of operations could be materially and adversely affected.

  Increased Leverage and Risks of Indebtedness. In connection with the sale of the Notes in the Note Offering, the Company incurred $143.75 million in additional indebtedness and increased the ratio of its long-term debt to its total capitalization to 57.1% at December 31, 1997 (after giving effect to the net proceeds of the Note Offering). As a result of this increased leverage, the Company's principal and interest obligations increased substantially. The degree to which the Company is leveraged could adversely affect the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to economic downturns and competitive pressures. The Company's increased leverage could also adversely affect its liquidity, as a substantial portion of available cash from operations may have to be applied to meet debt service requirements and, in the event of a cash shortfall, the Company could be forced to reduce other expenditures and forego potential acquisitions to be able to meet such requirements.

  The amount of debt and debt-related payments is expected to increase substantially as the Company pursues its growth strategy. As a result, an increasing portion of the Company's cash flow will be devoted to debt service and related payments and the Company will be subject to risks normally associated with increased financial leverage. There can be no assurance that the Company will generate sufficient cash flows from operations to cover required interest, principal and any operating lease payments.

  In August 1996, Atria entered into a $200.0 million bank credit facility (the "Credit Facility") which was reduced to $125.0 million in January 1998, has a maturity of four years and may be extended at the option of the banks for one additional year. The obligations under the Credit Facility are secured by substantially all of Atria's property, the capital stock of its present and future principal subsidiaries and all intercompany indebtedness owed to Atria by its subsidiaries. The Credit Facility contains certain customary financial covenants and other restrictions.

  If the Merger is consummated, the Company will not be in compliance with certain covenants of the Credit Facility. Although management is considering a plan to renegotiate the terms of the Credit Facility and obtain additional financing prior to the effective time of the Merger, there can be no assurance that any renegotiation will be successful or that the Company will be able to obtain financing on terms acceptable to the Company. See "Summary--Recent Developments."

  Elder Healthcare Developers, LLC ("Elder Healthcare Developers"), a Georgia limited liability company owned ten percent by the Company and 90.0% by Assisted Care Developers, LLC ("Assisted Care Developers"), has the exclusive right to develop assisted living communities for the Company in nine southeastern states. Under the terms of the operating agreement of Elder HealthCare Developers, as amended, Elder HealthCare Developers will fund the development, construction and working capital needs of its communities by use of third party financing. If such financing is unavailable or insufficient to cover all of the construction and start-up costs associated with any of such communities, Atria will extend the necessary funds or guarantees to Elder HealthCare Developers. Assisted Care Developers has agreed to indemnify the Company for up to 90.0% of any loss suffered by Atria as a result of the default of Elder HealthCare Developers on any loan either extended or guaranteed by Atria. The Company will manage communities developed or acquired by Elder HealthCare Developers from the day they commence operations. The Company may exercise its option to purchase a community only after the community's operations become profitable. If the Company fails to exercise its option, Elder HealthCare Developers will not be obligated to obtain new financing to replace any financing provided by Atria.

  Subordination. The Notes are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness. Under the Indenture, the Notes are subordinated to the Company's long-term debt and capital leases and any amount outstanding under the Credit Facility. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company will be available to pay obligations of the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations under the Notes. At December 31, 1997, the Company had approximately $113.1 million of indebtedness outstanding that would have constituted Senior Indebtedness and had an additional $90.3 million available under its Credit Facility.

  The Company's ability to meet its cash obligations in the future will be dependent upon the ability of its subsidiaries to make cash distributions to the Company. The ability of its subsidiaries to make distributions to the Company is and will continue to be restricted by, among other limitations, applicable provisions of state law and contractual provisions. The Indenture does not limit the ability of the Company's subsidiaries to incur such restriction in the future. The right of the Company to participate in the assets of any subsidiary (and thus the ability of holders of the Notes to benefit indirectly from such assets) is generally subject to the prior claims of creditors, including trade creditors, of that subsidiary except to the extent that the Company is recognized as a creditor of such subsidiary, in which case the Company's claim would be subject to any security interest of other creditors of such subsidiary. The Notes, therefore, are structurally subordinated to creditors, including trade creditors, of subsidiaries of the Company with respect to the assets of the subsidiaries against which such creditors have a claim.

  Risks of Rising Interest Rates. At December 31, 1997, $61.3 million in principal amount of the Company's indebtedness bore interest at floating rates. In addition, other indebtedness that the Company may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase the Company's interest payment obligations and could have a material adverse effect on the Company's business, financial condition and results of operation.

  Restrictions Associated with Bond and HUD Financing. At December 31, 1997, ten of the Company's assisted living and independent living communities (containing 1,376 units) had been financed in whole or in part by industrial revenue bonds or HUD financing. Under the terms of the HUD financing, the Company is required to obtain HUD approval prior to taking certain actions, including raising prices. In addition, under the terms of the bonds, the Company is required to rent approximately 250 assisted and independent living units to individuals who have incomes which are 80.0% or less of the average income levels in a designated market. In certain cases, the Company's ability to increase prices in communities with such bond financing (in response to higher operating costs or other inflationary factors) could be limited if it affects the ability of the Company to attract and retain residents with qualifying incomes. Failure to satisfy these requirements constitutes an event of default and could accelerate the maturity dates of these financings. At December 31, 1997, outstanding amounts under these financings totaled $69.4 million. The Company does not presently expect to seek additional industrial revenue bond or HUD financing. However, the Company may assume financing of these types pursuant to acquisitions of additional facilities.

  Consequences of Default. There can be no assurance that the Company will generate sufficient cash flows from operations to cover required interest, principal and operating lease payments. Any payment or other default could cause the lender to foreclose upon the communities securing such indebtedness, with a consequent loss of income and asset value to the Company. In certain cases, indebtedness secured by a community is also secured by a pledge of the Company's interests in the community. In the event of a default with respect to any such indebtedness, the lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the community. Further, because most of the Company's mortgages contain cross-default and cross-collateralization provisions, a default by the Company on one of its payment obligations could adversely affect a significant number of the Company's other communities.

  Acquisition Risks; Difficulties of Integration. In addition to developing additional assisted living communities, the Company currently plans to acquire additional assisted living facilities or other properties that can be repositioned as assisted living communities. See "Summary--Recent Developments." There can be no assurance that the Company will be able to integrate successfully the operations of these communities or institute Company-wide systems and procedures to operate successfully the combined enterprises. There can be no assurance that the Company's acquisition of assisted living facilities will be completed at the rate currently expected, if at all. The success of the Company's acquisitions will be determined by numerous factors, including the Company's ability to identify suitable acquisition candidates, competition for such acquisitions, the purchase price, the financial performance of the communities after acquisition and the ability of the Company to integrate effectively the operations of acquired communities. A strategy of growth by acquisition also involves the risk of assuming unknown or contingent liabilities of the acquired business, which could be material, individually or in the aggregate. Any failure by the Company to identify suitable candidates for acquisition, to integrate or operate acquired communities effectively or to insulate itself from unwanted liabilities of acquired communities may have a material adverse effect on the Company's business, financial condition and results of operations.

  Limited History as a Stand-alone Company. Although the Company's predecessors have operated assisted and independent living communities for over a decade, the Company itself has only operated as a stand-alone company since August 1996. Prior to August 1997, the Company received certain administrative services from Vencor, including finance and accounting, human resources, risk management, legal, marketing and information systems support, pursuant to an administrative services agreement dated August 19, 1996 (the "1996 Administrative Services Agreement"). Upon the expiration of this agreement in August 1997, the Company and Vencor entered into an administrative services agreement (the "New Administrative Services Agreement") with respect to marketing, human resources and information systems support. The New Administrative Services Agreement expired on December 31, 1997. The Company is currently implementing plans to insource most of these services, or contract with third parties for the provision of these services. The costs associated with securing these services from third parties or insourcing these services may exceed the costs associated with obtaining these services from Vencor.

  Principal Stockholder. Vencor currently holds 42.8% of the outstanding Common Stock and, accordingly, is in a position to influence significantly the management and operations of the Company. Three of the eight directors are officers or directors of Vencor and only three directors of the Company are independent directors who are not Vencor affiliates or employees of the Company. Vencor has entered into a Voting Agreement pursuant to which it has agreed to vote all of its shares of Common Stock at any meeting at which directors are elected in favor of the election of independent directors so that after such election, if such persons are elected, there will be at least two independent directors. The Voting Agreement continues in effect until August 2001 so long as Vencor beneficially owns 30.0% or more of the Common Stock. The concentration of ownership in Vencor may have a limiting effect on the price and trading volume of the Common Stock and may inhibit changes in control of the Company.

  If the Merger is consummated, public stockholders will have the right to receive $20.25 per share of Common Stock. Vencor will also receive $20.25 per share for approximately 88.0% of its shares of Common Stock and would retain its remaining shares of Common Stock. Following the Merger, Kapson will own approximately 90.0% of the outstanding shares of Common Stock and Vencor will retain approximately 10.0% of the outstanding shares of Common Stock. See "Summary--Recent Developments."

  Relationship with Vencor; Conflicts of Interest. Certain directors and officers of Vencor, who are also directors of the Company, and Vencor, as the Company's principal stockholder, have conflicts of interest with respect to certain transactions concerning the Company. When the interests of Vencor and the Company diverge, Vencor may exercise its influence in its own best interests. The Company anticipates resolving potential conflicts of interest on a case-by-case basis, which may include the use of committees comprised of disinterested members of the Board of Directors and the retention of independent financial and other advisors. Transactions between the Company and its officers, directors, principal stockholders and their affiliates will be on terms no less favorable to the Company than could be obtained from unrelated third parties and any such transactions will be subject to approval by a majority of the disinterested members of the Board of Directors.

  The Company and Vencor entered into certain agreements, including the 1996 Administrative Services Agreement, an Incorporation Agreement, a Tax Sharing Agreement, a Registration Rights Agreement, a Guaranty Fee Agreement and certain Services Agreements (the "Vencor Agreements"), in connection with the Contribution Transaction (as defined). These agreements specified certain services to be provided to the Company by Vencor. For example, prior to August 1997, Vencor provided certain administrative services to the Company, including finance and accounting, human resources, risk management, legal, marketing and information systems for an annual fee to Vencor approximating $458,000. The 1996 Administrative Services Agreement was terminated in August 1997. Under the New Administrative Services Agreement, Vencor provided marketing, human resources and information systems support to the Company for a monthly fee of $17,033. The New Administrative Services Agreement expired on December 31, 1997. Pursuant to the Incorporation Agreement, the Company paid Vencor $150,000 for its assistance in connection with the IPO. The maximum guaranty fee that the Company would have to pay Vencor in connection with the Guaranty Fee Agreement is $1,125,000 per year. Except for the New Administrative Services Agreement, these agreements were negotiated by officers of Vencor and the Company while the Company was a wholly-owned subsidiary of Vencor. Accordingly, there is no assurance that (i) the terms and conditions of these arrangements are as favorable to the Company as those the Company could have obtained from unaffiliated third parties; or (ii) such arrangements will not be terminated or modified in the future. Although Vencor has advised the Company that it does not intend to compete with the Company, the Vencor Agreements do not contain any covenant not to compete or similar restrictions prohibiting Vencor from developing or acquiring and operating its own assisted or independent living facilities.

  Need for Additional Financing. To achieve its growth objectives, the Company will need to obtain substantial additional financing to fund its development, construction and acquisition activities. The Company currently estimates that the net proceeds from the Note Offering, together with existing capital resources and financing commitments, will be sufficient to fund its development and acquisition program through the first quarter of 1999. There can be no assurance, however, that the Company will not be required to obtain additional capital at an earlier date. The Company may from time to time seek additional financing through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, the Company's stockholders may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to the Company. Insufficient financial resources may require the Company to delay or eliminate all or some of its development projects and acquisition plans, which could have a material adverse effect on the Company's business, financial condition and results of operations.

  If the Merger is consummated, the Company will not be in compliance with certain covenants of the Credit Facility. Although management is considering a plan to renegotiate the terms of the Credit Facility and obtain additional financing prior to the effective time of the Merger, there can be no assurance that any renegotiation will be successful or that the Company will be able to obtain financing on terms acceptable to the Company. See "Summary--Recent Developments."

  Variations in Operating Results. Although the Company has been profitable, revenue growth or profitability may fluctuate on a quarterly or annual basis in the future. The Company may experience variations in quarterly and annual operating results. Quarterly or annual variations may result from the timing of opening new communities and the rate at which certain occupancy levels are achieved. The Company's operating results for any particular quarter or year may not be indicative of results for future periods. See "--Financial Risks Associated with Expansion Program."

  Management of Planned Rapid Growth. The Company's success will depend, in part, on its ability to manage its planned rapid growth. The Company does not presently have the staff necessary to manage its planned growth. The Company will need to expand its operational, financial and management information systems and continue to attract, motivate and retain key employees. If the Company does not manage its growth effectively, its business, financial condition and results of operation could be materially and adversely affected. See "--Limited History as a Stand-alone Company" and "--Relationship with Vencor; Conflicts of Interest."

  Dependence on Private Pay Residents. The Company currently relies, and in the foreseeable future expects to rely, primarily on the ability of residents to pay for the Company's services from their own financial resources. In the event that managed care becomes a significant factor in the assisted living industry, the amount that the Company receives for its services could be adversely affected. In addition, inflation or other circumstances that adversely affect the ability of the elderly to pay for the Company's services could have a material adverse effect on the Company's business, financial condition and results of operations.

  Competition. The assisted living industry is highly competitive. The Company faces competition from numerous local, regional, and national providers of assisted living and long-term care services. The Company also competes with companies providing home-based health care. Some of the Company's competitors operate on a not-for-profit basis or as charitable organizations. Also, many of the Company's competitors are significantly larger and have greater financial resources than the Company. The Company believes that the assisted living industry will become even more competitive in the future. Regulatory barriers to entry into the assisted living industry are generally not substantial. If the development of new assisted living facilities surpasses the demand for such facilities in particular markets, such markets may become saturated. The Company also expects to compete for acquisitions of additional assisted living facilities and properties. There can be no assurance that competition will not limit the Company's ability to attract residents or expand its business or have a material adverse effect on the Company's business, financial condition or results of operations.

  Government Regulation. The health care industry is subject to extensive Federal, state and local regulation and frequent regulatory change. At this time, Federal laws or regulations specifically regulating assisted or independent living facilities have not yet been enacted. However, the Company's communities are subject to regulation, licensing, certificate of need requirements and permitting by many state and local health and social service agencies and other regulatory authorities. Requirements vary from state to state. Changes in existing laws and regulations, adoption of new laws and regulations and new interpretations of existing laws and regulations could have an adverse impact on the Company's operations. The Company believes that such regulation will increase in the future. In addition, health care providers are receiving increased scrutiny under anti-trust laws as the integration and consolidation of health care delivery increases and affects competition. Regulation of the assisted living industry is evolving. The Company is unable to predict the content of new regulations and their effect on its business. There can be no assurance that the Company's operations will not be adversely affected by regulatory developments. Failure by the Company to comply with applicable regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

  Federal and state fraud and abuse or anti-self-referral statutes, such as the Medicare/Medicaid anti-kickback laws and certain provisions of Section 1877 of the Social Security Act (commonly known as "Stark I") the Omnibus Budget Reconciliation Act (commonly known as "Stark II"), the Health Insurance Portability and Accountability Act of 1997 and the Balanced Budget Act of 1997, and regulations thereunder, govern certain financial arrangements among health care providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, certain direct and indirect payments that are intended to induce the referral of patients to, the arranging for services by, or the recommending of, a particular provider of health care items or services. Vencor and other health care providers offer certain services to residents of the Company's communities. Fraud and abuse oversight is increasing, and the application of these laws has been expanded to include payors beyond Medicare and Medicaid, such as indemnity insurers, managed care organizations and other private payors. These laws have been broadly interpreted to apply to certain relationships between health care providers and sources of patient referral. These laws and regulations are extremely complex and have been the subject of little judicial or regulatory interpretation. Similarly, state laws vary, are sometimes vague and have seldom been interpreted by courts or regulatory agencies. Violation of these laws can result in loss of licensure, civil and criminal penalties and exclusion of health care providers or suppliers from participation in the Medicare and Medicaid programs. There can be no assurance that such laws will be interpreted in a manner consistent with the practices of the Company.

  Under the Americans with Disabilities Act of 1990, all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. A number of additional Federal, state and local laws exist which also may require modifications to existing and planned properties to create access to the properties by disabled persons. While the Company believes that its properties are substantially in compliance with present requirements or are exempt therefrom, if required changes involve a greater expenditure than anticipated or must be made on a more accelerated basis than anticipated, additional costs would be incurred by the Company. Further legislation may impose additional burdens or restrictions with respect to access by disabled persons, the costs of compliance with which could be substantial.

  Labor Costs. The Company competes with various health care providers and other employers for qualified and skilled personnel. The Company's labor costs will increase over time. The Company's business, financial condition and results of operation could be adversely affected if the Company is unable to control its labor costs.

  Environmental Risks. Under various Federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances that may be located on, in or under the property. These laws and regulations may impose liability regardless of the owner's or operator's responsibility for or knowledge of the presence of the hazardous or toxic substances. The liability of the owner or operator and the cost of any required remediation or removal of hazardous or toxic substances could exceed the property's value. In connection with the ownership or operation of its communities, the Company could be liable for these costs. As a result, the presence of hazardous or toxic substances at any property held or operated by the Company or acquired or operated by the Company in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

  Liability and Insurance. In recent years, the long-term care industry has experienced an increase in the number of lawsuits alleging negligence and other legal theories, many of which involve significant costs and substantial claims. The Company maintains insurance policies in amounts and with such coverage as it deems appropriate for its operations. There can be no assurance, however, that the Company will be able to continue to obtain sufficient liability insurance coverage in the future or that such coverage will be available on acceptable terms. A successful claim in excess of the Company's coverage or not covered by the Company's insurance could have a material adverse effect on the Company's business, financial condition and results of operations. Claims against the Company, regardless of their merit or outcome, may involve significant legal costs and require management to devote considerable time that would otherwise be utilized in the operation of the Company.

  Limitation on Repurchase of Notes upon Change in Control. Upon the occurrence of a Change in Control, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture or the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such agreements may be entered into, replaced, supplemented or amended from time to time. The Company may be required to refinance Senior Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Notes, such failure would constitute an Event of Default under the Indenture which may, in turn, constitute a further default under the Company's existing or future agreements relating to other indebtedness. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the holders of the Notes. Furthermore, the Company may not have the financial ability to repurchase the Notes in the event that maturity of Senior Indebtedness is accelerated as a result of a default under the applicable loan or similar agreement relating to such Senior Indebtedness. See "Description of Notes-- Repurchase at Option of Holders upon Change in Control."

  If the Merger is consummated, a Change in Control will occur, and the Company will not be in compliance with certain covenants of the Credit Facility. Although management is considering a plan to renegotiate the terms of the Credit Facility and obtain additional financing prior to the effective time of the Merger, there can be no assurance that any renegotiation will be successful or that the Company will be able to obtain financing on terms acceptable to the Company. See "Summary--Recent Developments."

  Anti-Takeover Provisions. The Company's Restated Certificate of Incorporation and Amended and Restated By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, or take control of the Company. These provisions could limit the price that certain investors might be willing to pay for shares of Common Stock. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having voting rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Board of Directors is divided into three classes, each of which serves for a staggered three-year term, which may make it more difficult for a third party to gain control of the Board of Directors. In February 1998, the Company's Board of Directors adopted a Shareholder Protection Rights Agreement, commonly referred to as a "poison pill." As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, in general, prevents an interested stockholder (defined generally as a person owning 15.0% or more of a corporation's outstanding voting stock) from engaging in a business combination for three years following the date such person became an interested stockholder unless certain conditions are satisfied. As a result, third parties may be discouraged from attempting to acquire or take control of the Company. See "Description of Capital Stock" and "--Principal Stockholder."

  Possible Volatility of Notes and Common Stock Price. The stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many health care related companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Notes and the Common Stock.

  Absence of Public Market for the Notes and Restrictions on Resale. The Notes are currently eligible for trading by qualified buyers in the PORTAL market. The Company does not intend to list the Notes on any national securities exchange or seek approval for quotation of the Notes on the Nasdaq National Market. Although the initial purchasers in the Note Offering have informed the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any such market making may be discontinued at any time without notice. In addition, market-making activity is subject to the limits imposed by the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

                       THE COMPANY AND ITS PREDECESSORS

  The Company was incorporated in Delaware on May 1, 1996 as a wholly-owned subsidiary of Vencor. Vencor operates an integrated network of health care services primarily focusing on the needs of the elderly. Concurrent with the completion of the IPO, Vencor contributed to the Company substantially all of its assisted and independent living communities in exchange for 10,000,000 shares of Common Stock and the Company assumed certain liabilities related to such communities (the "Contribution Transaction").

  On September 28, 1995, Vencor consummated a merger (the "Hillhaven Merger") with The Hillhaven Corporation ("Hillhaven"). Prior to the Hillhaven Merger, Hillhaven and its subsidiaries operated most of the communities that were transferred from Vencor to the Company in connection with the IPO. Also, prior to the Hillhaven Merger, Hillhaven consummated a share exchange (the "Nationwide Exchange") with Nationwide Care, Inc. ("Nationwide") on June 30, 1995, whereby Hillhaven acquired four of these communities.

  The Company's executive offices are located at 501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202, and its telephone number is (502) 719-1600.

                                USE OF PROCEEDS

  The Notes and the underlying shares of Common Stock are offered by the Selling Securityholders and, accordingly, the Company will not receive any of the proceeds from the sales thereof.

                             DESCRIPTION OF NOTES

  The Notes were issued under an indenture dated as of October 16, 1997 (the "Indenture"), between the Company and PNC Bank, Kentucky, Inc., as Trustee (the "Trustee"). Copies of the Indenture and the related registration rights agreement between the Company and the initial purchasers in the Note Offering (the "Registration Rights Agreement") have been filed as exhibits to the Registration Statement. The following summaries of certain provisions of the Notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Note which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.

GENERAL

  The Notes represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination of Notes," and convertible into Common Stock as described under "--Conversion of Notes." The Notes are limited to $143,750,000 in aggregate principal amount, were issued only in denominations of $1,000 or any multiple thereof and mature on October 15, 2002, unless earlier redeemed at the option of the Company or repurchased by the Company at the option of the holder upon a Change in Control.

  The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to holders of Notes in the event of a highly leveraged transaction or a Change in Control of the Company except to the extent described under "--Repurchase at Option of Holders upon Change in Control."

  The Notes bear interest at the annual rate set forth on the cover page hereof on the original date of issuance, payable on April 15 and October 15, commencing on April 15, 1998, to holders of record at the close of business on April 1 and October 1, respectively (other than with respect to a Note or portion thereof called for redemption on a redemption date, or repurchased in connection with a Change in Control on a Repurchase Date (as defined below), during the period from the Record Date to (but excluding) the next succeeding Interest Payment Date (in which case accrued interest shall be payable to the extent required to the holder of the Note or portion thereof redeemed or repurchased) or converted after the Record Date and before the next succeeding Interest Payment Date except to the extent that, at the time such Note or portion thereof is submitted for conversion, such Note or portion thereof was required to be accompanied by funds equal to the amount of interest payable on such succeeding Interest Payment Date on the principal amount so converted (see "--Conversion of Notes" below)). Interest may, at the Company's option, be paid at the Trustee's corporate trust office or by check mailed to such holders at the addresses set forth upon the registry books of the Company. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

  Principal and premium, if any, will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which shall initially be the office or agency of the Trustee.

  The Indenture and the Registration Rights Agreement are governed by and will be construed under the laws of the Commonwealth of Kentucky.

CONVERSION OF NOTES

  The holders of Notes will be entitled at any time prior to the close of business on the final maturity date of the Notes, subject to prior redemption or repurchase, to convert any Notes or portions thereof (in denominations of $1,000 or multiples thereof) into Common Stock, at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued upon conversion of the Notes.

  In the event a Note is called for redemption on or after October 15, 2000 and before April 15, 2001 and the holder elects to convert such Note after it has been called for redemption, the holder will be entitled to receive interest on such Note for the period from April 15, 2000 through October 15, 2000 in addition to any rights such holder may have upon conversion of the Notes. If any Notes not called for redemption are converted after a Record Date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No such payment will be required if the Company exercises its right to redeem such Notes on a redemption date that is an Interest Payment Date. The Company is not required to issue fractional shares of Common Stock upon conversion of Notes and, in lieu thereof, will pay a cash adjustment based upon the market price of the Common Stock on the last Trading Day (as defined) prior to the date of conversion. In the case of Notes called for redemption, conversion rights will expire at the close of business on the fifth business day preceding the date fixed for redemption, unless the Company defaults in payment of the redemption price. A Note in respect of which a holder is exercising its option to require repurchase upon a Change in Control may be converted only if such holder withdraws its election to exercise its option in accordance with the terms of the Indenture.

  The initial conversion price of $20.864 per share of Common Stock is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock; (ii) certain subdivisions and combinations of the Common Stock; (iii) the issuance to all holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10.0% of the Company's market capitalization (being the product of the then-current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding on the Record Date for such distribution); (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10.0% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25.0% of the total shares of Common Stock outstanding and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of the Company's assets, as an entirety or substantially as an entirety.

  In addition, the Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that, upon conversion of the Notes, the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

  No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1.0% in the conversion price then in effect, provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

  In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the holders of the Notes then outstanding will be entitled thereafter to convert such Notes into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Notes been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

  The Company and the Trustee expect to enter into the Supplemental Indenture, which will become effective at the effective time of the Merger. The Supplemental Indenture will provide that, from and after the effective time of the Merger, each of the Notes will cease to be convertible into shares of Common Stock, but will be convertible solely into an amount of cash, without interest, equal to the product of (x) the number of shares of Common Stock into which such Note was convertible immediately prior to the effective time of the Merger and (y) $20.25. See "Recent Developments."

  In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the conversion price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations."

  The Company from time to time may, to the extent permitted by law, reduce the conversion price of the Notes by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations." The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

OPTIONAL REDEMPTION BY THE COMPANY

  The Notes are not entitled to any sinking fund. At any time on or after October 15, 2000, all or any part of the Notes will be redeemable at the Company's option on at least 15 but not more than 60 days' notice, as a whole or, from time to time in part, at the following prices (expressed in percentages of the principal amount), together with accrued interest to, but excluding, the date fixed for redemption.

  If redeemed during the 12-month period beginning October 15:

                                            REDEMPTION
             YEAR                             PRICE
             ----                           ----------
             2000..........................    102%
             2001..........................    101%

and 100% at October 15, 2002, provided that any semi-annual payment of interest becoming due on the date fixed for redemption shall be payable in respect of the Notes being redeemed to the holders of record of such Notes on the immediately preceding Record Date.

  If fewer than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot or, in its discretion, on a pro rata basis. If any Note is to be redeemed in part only, a new Note or Notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's Notes is selected for partial redemption and such holder converts a portion of such Notes, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

  The Indenture provides that if a Change in Control occurs, each holder of Notes shall have the right to require the Company to repurchase all of such holder's Notes, or any portion of the principal amount thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") that is 30 days after the date of the Company Notice (as defined), for cash at a price equal to 100% of the principal amount thereof (the "Repurchase Price"), together with accrued and unpaid interest to, but excluding, the Repurchase Date, provided that any semi-annual payment of interest becoming due on the Repurchase Date shall be payable to the holders of record on the relevant Record Date of the Notes being repurchased.

  Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all holders of record of Notes a notice (the "Company Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a holder of such Notes must deliver to the Trustee on or before the Repurchase Date written notice of the holder's exercise of such right, together with the Notes with respect to which the right is being exercised, duly endorsed for transfer to the Company.

  A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Notes as:

    (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d) (3) of the Exchange Act), other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50.0% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

    (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such holders to exercise in excess of 50.0% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock and separate series of common stock carrying substantially the same relative rights as the Common Stock); or

    (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the one-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any ten Trading Days within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105.0% of the conversion price in effect on each such Trading Day, or (b) (i) at least 90.0% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Notes become convertible solely into such Publicly Traded Securities and (ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) of at least 105.0% of the Conversion Price in effect on the date immediately preceding the date of consummation of such Change in Control. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

  To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Notes upon a Change in Control.

  The Change in Control feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right was not the result of management's knowledge of any effort to accumulate any Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right was the result of negotiations between the Company and the initial purchasers in the Note Offering.

  The foregoing provisions would not necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect holders.

  The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Notes tendered by holders thereof. In addition, the terms of certain of the Company's then-existing debt agreements may prohibit the Company from purchasing any Notes and also identify certain events that would constitute a change in control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements. Any future credit agreements or other agreements related to other Indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to repurchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Notes. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each such case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination of Notes" "Risk Factors--Subordination" and "Risk Factors-- Limitation on Repurchase of Notes upon Change in Control."

  If the Merger is consummated, a Change in Control will occur. The Company and the Trustee expect to enter into the Supplemental Indenture, which will become effective at the effective time of the Merger. The Supplemental Indenture will provide that, from and after the effective time of the Merger, each of the Notes will cease to be convertible into shares of Common Stock, but will be convertible solely into an amount of cash, without interest, equal to the product of (x) the number of shares of Common Stock into which such Note was immediately convertible prior to the effective time of the Merger and
(y) $20.25. See "Summary--Recent Developments."

SUBORDINATION OF NOTES

  The Indebtedness evidenced by the Notes is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness whether presently outstanding or hereafter incurred or created. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, and interest on the Notes is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment, in full, in cash of all Senior Indebtedness. In the event of any acceleration of the Notes because of an Event of Default (as defined), the holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment or distribution in respect thereof. The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

  The Company also may not make any payment upon or in respect of the Notes if
(i) a default in the payment of the principal of, premium, if any, interest, lease payment or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and
(b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

  By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more, ratably, and holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

  The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refinancing of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such Indebtedness shall not be senior in right of payment to the Notes or expressly provides that such Indebtedness is "pari passu" or "junior" to the Notes. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company.

  The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on the balance sheet of such Person, (d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations, excluding any operating leases the Company is currently (or may become) a party to, described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

  The term "Designated Senior Indebtedness" means the Company's indebtedness outstanding from time to time under its revolving credit facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

  Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  At December 31, 1997, the Company had approximately $113.1 million of indebtedness outstanding that would have constituted Senior Indebtedness and had an estimated $90.3 million available under its Credit Facility. The Indenture does not limit the amount of additional Indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor does the Indenture limit the amount of Indebtedness which any Subsidiary can create, incur, assume or guarantee.

  In the event that, notwithstanding the foregoing, the Trustee or any holder of Notes receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

  The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

EVENTS OF DEFAULT AND REMEDIES

  The following are Events of Default under the Indenture: (i) default in the payment of any interest upon the Notes, continued for 30 days; (ii) default in the payment of principal or premium, if any, upon the Notes when due or in the payment of any redemption obligation; (iii) default by the Company or any subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money, which default shall have resulted in indebtedness aggregating more than $10.0 million; (iv) default by the Company with respect to indebtedness for borrowed money, which default results in the acceleration of such indebtedness in an amount exceeding $10.0 million, which indebtedness has not been discharged or such acceleration has not been rescinded or annulled for a period of ten days; (v) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture; (vi) final judgments or orders are rendered against the Company or any of its subsidiaries that require the payment by the Company or any of its subsidiaries of an amount (to the extent not covered by insurance) in excess of $10.0 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and (vii) certain events of bankruptcy, insolvency or reorganization with respect to the Company.

  The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25.0% in principal amount of the Notes then outstanding may declare the principal of and accrued interest on the Notes to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the Notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the holders of a majority of the principal amount of the Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal of and accrued interest on the Notes shall automatically become and be immediately due and payable.

  The holders of a majority in principal amount of the Notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

  The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of the Notes, except that no such modification shall (i) extend the fixed maturity of any Note, reduce the rate or extend the time of payment of interest thereon, reduce the principal amount thereof or premium, if any, thereon, reduce any amount payable upon redemption thereof, change the obligation of the Company to repurchase any Note upon the occurrence of any Change in Control in a manner adverse to holders of Notes, impair the right of a holder to institute suit for the payment thereof, change the currency in which the Notes are payable, impair the right to convert the Notes into Common Stock in any material respect or modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the holders of the Notes in any material respect, without the consent of the holder of each Note so affected, or (ii) reduce the aforesaid percentage of Notes the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all of the Notes then outstanding.

BOOK ENTRY, DELIVERY AND FORM

  The Notes were issued in fully registered form, without coupons, in denominations of $l,000 principal amount and multiples thereof.

  Global Note, Book-Entry Form. Notes held by qualified institutional buyers, as defined in Rule 144A under the Securities Act ("QIBs"), and Notes held by institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or
(7) are evidenced by one or more global Notes (the "U.S. Global Note") which have been deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Notes held by persons who acquired such Notes in compliance with Regulation S under the Securities Act ("Non-U.S. Persons") are evidenced by one global Note (the "Regulation S Global Note"), which has been deposited with, or on behalf of, DTC and registered in the name of Cede as DTC's nominee, for the accounts of the Euroclear System ("Euroclear") or Cedel Bank, societe anonyme ("Cedel"). Beneficial interests in the Regulation S Global Note may be held through Euroclear or Cedel, and any resale or transfer of such interests to U.S. persons shall only be permitted as described below. The U.S. Global Note and the Regulation S Global Note are hereinafter collectively referred to as the "Global Note." Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  QIBs and institutional "accredited investors" may hold interests in the U.S. Global Note directly through DTC, if such QIB or institutional "accredited investor" is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Global Note to such persons may be limited.

  Non-U.S. Persons may hold their interest in the Regulation S Global Note directly through Cedel or Euroclear or indirectly through organizations that are participants in such systems. Cedel and Euroclear will hold interests in the Regulation S Global Note on behalf of their participants through DTC. Transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with their respective rules and operating procedures.

  QIBs and Non-U.S. Persons who are not Participants may beneficially own interests in the Global Note held by DTC only through Participants, including Euroclear and Cedel, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Note, Cede for all purposes will be considered the sole holder of the Global Note. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered holders thereof.

  Payment of interest on and the redemption price of the Global Note will be made to Cede, the nominee of DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on the applicable payment date therefor. Neither the Company, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  The Company has been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the Global Note, DTC's practice is to credit Participants' accounts on the applicable payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

  Holders who desire to convert their Notes into Common Stock pursuant to the terms of the Notes should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and deadlines, for submitting such requests.

  Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Notes represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise, take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

  Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) has any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including, without limitation, the presentation of Notes for exchange as described below), only at the direction of one or more Participants to whose account DTC interests in the Global Note are credited and only in respect of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its Participants. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers in the Note Offering. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship, with, a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Commission.

  Although DTC, Euroclear and Cedel have agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among Participants of DTC, Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause Notes to be issued in definitive form in exchange for the Global Note. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear and Cedel, their participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

  Certificated Notes. Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in certificated form ("Certificated Securities"). Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). Certificated Notes may be issued in exchange for Notes represented by the Global Note if no successor depository is appointed by the Company as set forth above under "--Global Note, Book Entry Form."

REGISTRATION RIGHTS

  Pursuant to the Registration Rights Agreement, the Company has agreed to file with the Commission the shelf registration statement of which this Prospectus is a part covering resales by holders of Notes and Common Stock issuable upon conversion of the Notes within 90 days after the latest date of initial issuance of the Notes, will use its best efforts to cause such registration statement to be declared effective within 120 days following such filing and will use all reasonable efforts to keep the registration statement effective for two years from the latest date of initial issuance of Notes. The Company is permitted to suspend the use of this Prospectus during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. If the Prospectus is unavailable for periods in excess of those permitted under the Registration Rights Agreement, the Company has agreed to pay liquidated damages to (i) each holder of Notes at a rate equal to one-half of one percent per annum (50 basis points) on the aggregate principal amount of the Notes and (ii) each holder of shares of Common Stock issued upon conversion of the Notes at a rate equal to one-half of one percent per annum (50 basis points) calculated on the product of the then-applicable Conversion Price times the number of shares of such Common Stock held by such holder. The Company will pay all expenses of the shelf registration statement, provide to each registered holder requesting to sell Notes or shares of Common Stock copies of this Prospectus, and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Notes and Common Stock issuable upon conversion of the Notes. A holder who sells the Notes pursuant to the shelf registration statement generally will be required to be named as a Selling Securityholder in the Prospectus and to deliver a Prospectus to purchasers and will be bound by the provisions of the Registration Rights Agreement which are applicable to such holder (including certain indemnification provisions).

CONCERNING THE TRUSTEE

  PNC Bank, Kentucky, Inc., the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Notes. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Restated Certificate of Incorporation provides that the authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.10 per share, and 5,000,000 shares of Preferred Stock, par value $1.00 per share. At December 31, 1997, 23,374,637 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued or outstanding.

COMMON STOCK

  The holders of Common Stock are entitled to one vote per share owned of record on all matters voted upon by stockholders. Subject to the requirements (including preferential rights) of any Preferred Stock outstanding, holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all liabilities of the Company and the liquidation preferences of any outstanding Preferred Stock. Holders of the Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their Common Stock into any other securities, and there are no redemption or sinking fund provisions with respect to the Common Stock.

  National City Bank acts as the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

  The Board has the authority to issue the authorized shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of the Company without further action by the stockholders.

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

  On February 15, 1998, the Board of Directors of the Company declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company, at a price of $100 per one one-hundredth of a Preferred Share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the Shareholder Protection Rights Agreement, as amended (the "Rights Agreement"), dated as of February 15, 1998, between the Company and National City Bank, as Rights Agent (the "Rights Agent").

  The Rights will separate from the Common Stock upon the earlier of the following events (the "Separation Time"): (a) the tenth business day (or such earlier or later date as may be determined by the Board of Directors of the Company) following a public announcement by the Company that a person or group of affiliated or associated persons has acquired beneficial ownership of 15.0% or more of the outstanding Common Stock (collectively, an "Acquiring Person") ("Flip-in Date") or (b) the tenth business day (or such later date as may be determined by the Board of Directors of the Company) after the date on which any person or group of affiliated or associated persons commences a tender or exchange offer the consummation of which would result in the beneficial ownership by such person or group of 15.0% or more of the outstanding shares of Common Stock. However, an Acquiring Person does not include (a) any person who was not a beneficial owner of Common Stock on February 15, 1998, but thereafter becomes a beneficial owner of Common Stock solely as a result of acquiring or agreeing to acquire not more than 10,000,000 shares of Common Stock from Vencor, or any transferee of Vencor, until such person thereafter acquires beneficial ownership of any additional shares of Common Stock, (b) any person who was a beneficial owner of 15.0% or more of the outstanding shares of Common Stock on February 15, 1998 (or becomes the beneficial holder of 15.0% or more of the outstanding shares of Common Stock after February 15, 1998, solely as a result of redemption of Common Stock by the Company), until such person thereafter acquires beneficial ownership of any additional Common Stock (unless such person became the beneficial owner of such additional Common Stock without any plan or intention to seek or affect control of the Company and such person promptly divests of such additional Common Stock), (c) any person who acquires beneficial ownership of 15.0% or more of the outstanding shares of Common Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15.0% or more of the outstanding shares of Common Stock, or (d) any person who is or becomes a beneficial owner of 15.0% or more of the outstanding shares of Common Stock as a result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-in Date (or purchases of up to 1.0% of the outstanding Common Stock by the person after the grant of such option). In addition, neither Vencor nor any affiliate or associate of Vencor shall be deemed to be an Acquiring Person solely because one or more affiliates or associates of Vencor acquire beneficial ownership, collectively, of not more than 10,000 shares of Common Stock, provided that such persons acquired such beneficial ownership without any plan or intention to seek or affect control of the Company.

  The Rights are not exercisable until the Separation Time. After the Separation Time and prior to the Expiration Time, each Right (unless previously terminated) will entitle the holder to purchase, for the Exercise Price, one one-hundredth of a share of the Preferred Shares. The Rights will expire at the Expiration Time, unless the Expiration Time is extended or the Rights are earlier terminated by the Company. The term "Expiration Time" is defined in the Rights Agreement and generally means February 15, 2008, unless the Rights are sooner exchanged or terminated.

  At a Flip-in Date, Rights owned by the Acquiring Person or any affiliate or associate thereof or any transferee thereof will automatically become void and, subject to the Exchange Option (as defined), each other Right will automatically become a right to buy, for the Exercise Price, that number of shares of Common Stock having a market value equal to twice the Exercise Price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-in Date, the Company, in certain circumstances, may substitute cash, property, a reduction in the Exercise Price, Preferred Shares or other securities (or any combination of the above) having a value equal to the Common Stock which would otherwise be issuable. After a Flip-in Date occurs, the Company may not consolidate or merge with, or sell 50.0% or more of its assets or earning power to, any person, if the Company's Board of Directors is controlled by the Acquiring Person, unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of capital stock of such other person having a market value equal to twice the Exercise Price.

  At any time after a Flip-in Date occurs and prior to the time a person or group of persons becomes the beneficial owner of more than 50.0% of the outstanding Common Stock, the Board of Directors of the Company may elect to exchange all of the outstanding Rights (other than Rights owned by such person or group which have become void), for Common Stock at an exchange ratio (subject to adjustment) of one share of Common Stock per Right (the "Exchange Option").

  At any time prior to a Flip-in Date, the Board of Directors of the Company may terminate the Rights. Immediately upon any termination of the Rights, the right to exercise the Rights will terminate. The Company and the Rights Agent may amend the Rights Agreement in any respect prior to the occurrence of a Flip-in Date. Thereafter, the Company and the Rights Agent may amend the Rights Agreement (i) in any respect which shall not materially and adversely affect the interests of holders of Rights generally, (ii) to cure an ambiguity, or (iii) to correct or supplement any provision which may be inconsistent with any provision or otherwise be defective. The Company and Rights Agent have entered into an amendment to the Rights Agreement such that no person will become an "Acquiring Person," and no "Separation Time" or "Stock Acquisition Date" will occur, solely as a result of the execution and consummation of the Merger Agreement.

  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

CERTAIN CORPORATE GOVERNANCE MATTERS

  Pursuant to the Company's Restated Certificate of Incorporation and the Amended and Restated By-laws, the Board is divided into three classes. Two classes of directors consist of three directors each and one class consists of two directors, with the term of office of the first class to expire at the 1998 annual meeting of stockholders, the term of office of the second class to expire at the 1999 annual meeting of stockholders, and the term of office of the third class to expire at the 2000 annual meeting of stockholders. At each succeeding annual meeting of stockholders, directors will be elected to a three-year term of office.

  The Company's Restated Certificate of Incorporation and the Amended and Restated By-laws provide that: (i) the number of directors of the Company will be fixed by resolution of the Board, but in no event will be less than three nor more than 15 directors; (ii) the directors of the Company in office from time to time will fill any vacancy or newly created directorship on the Board, with any new director to serve in the class of directors to which he or she is so elected; (iii) directors of the Company may be removed only for cause by the holders of at least a majority of the Company's voting stock; (iv) stockholder action can be taken only at an annual or special meeting of stockholders and not by written consent in lieu of a meeting; and (v) except as described below, special meetings of stockholders may be called only by the Chairman of the Board, the President of the Company or by a majority of the total number of directors of the Company, and the business permitted to be conducted at any such meeting is limited to that stated in the notice of the special meeting. The Amended and Restated By-laws also require that stockholders desiring to bring any business before an annual meeting of stockholders deliver written notice thereof to the Secretary of the Company not fewer than 60 days nor more than 90 days in advance of the annual meeting of stockholders; provided, however, if the date of the meeting is not furnished to stockholders in a notice, or is not publicly disclosed by the Company, more than 70 days prior to the meeting, notice by the stockholder, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  The Amended and Restated By-laws also provide that stockholders desiring to nominate persons for election as directors must make their nominations in writing to the President of the Company not fewer than 60 days nor more than 90 days prior to the scheduled date for the annual meeting; provided, however, if fewer than 70 days notice or prior public disclosure of the scheduled date for the annual meeting is given or made, notice by the stockholders, to be timely, must be delivered to the President or Secretary of the Company not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

  Under applicable provisions of the General Corporation Law of the State of Delaware, the approval of a Delaware corporation's board of directors, in addition to stockholder approval, is required to adopt any amendment to the corporation's certificate of incorporation, but a corporation's by-laws may be amended either by action of its stockholders or, if the corporation's certificate of incorporation so provides, its board of directors. The Restated Certificate of Incorporation and Amended and Restated By-laws provide that the provisions summarized above may not be amended by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, without the affirmative vote of the holders of at least 80% of the Company's voting stock, voting together as a single class.

  The foregoing provisions of the Restated Certificate of Incorporation and Amended and Restated By-laws may discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company first to negotiate with the Company. The Company's management believes that the foregoing measures provide benefits to the Company and its stockholders by enhancing the Company's ability to negotiate with the proponent of any unfriendly or unsolicited proposal to take over or restructure the Company and that such benefits outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  The Company is a Delaware corporation and is subject to Section 203 of the General Corporation Law of the State of Delaware. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the public announcement or notification (as required by Section 203) of a transaction which is one of certain extraordinary transactions involving the corporation, is with or by a person who either has not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, and is approved or not opposed by a majority of the board of directors then in office. As a result of its initial ownership of all of the outstanding Common Stock, Vencor is not subject to the restrictions imposed upon an interested stockholder under Section 203.

REGISTRATION RIGHTS AGREEMENTs

  The Company has granted demand and incidental registration rights to both Vencor and Andy L. Schoepf, the Company's Chief Operating Officer and a member of the Board of Directors, for the registration under the Securities Act of shares of Common Stock owned by them. Vencor is permitted four demand registrations. Pursuant to Mr. Schoepf's exercise of his one demand registration right, the Company has filed for the registration under the Securities Act of 236,470 shares of Common Stock held by Mr. Schoepf. The Company paid the fees and expenses for the demand registration of Mr. Schoepf and will pay the fees and expenses for two demand registrations of Vencor, as well as all incidental registrations, while Vencor and Mr. Schoepf will pay all underwriting discounts and commissions. The registration rights of Vencor expire August 20, 2001. The registration rights are subject to certain conditions and limitations, including the right of underwriters to limit the number of shares included in a registration.

                            SELLING SECURITYHOLDERS

  The Notes were originally issued by the Company in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or other institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act, and in sales outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The Notes and the Common Stock issuable upon conversion of the Notes that may be offered pursuant to this Prospectus will be offered by the Selling Securityholders.

  The following table sets forth certain information concerning the principal amount of the Notes beneficially owned and offered hereby by each Selling Securityholder and the number of shares of Common Stock beneficially owned and offered hereby that may be offered from time to time pursuant to this Prospectus. As of the date of this Prospectus, none of the Selling Securityholders has had a material relationship with the Company or any of its affiliates within the past three years. The table has been prepared on the basis of information furnished to the Company by or on behalf of the Selling Securityholders.

                                   PRINCIPAL
                                AMOUNT OF NOTES    COMMON STOCK
       NAME OF SELLING         BENEFICIALLY OWNED  OWNED PRIOR    COMMON STOCK
       SECURITYHOLDER          AND OFFERED HEREBY TO OFFERING(1) OFFERED HEREBY
       ---------------         ------------------ -------------- --------------
AAM/Zazone Institutional
 Income Fund, L.P............     $  1,300,000        62,308         62,308
The Adams Charitable
 Foundation Inc..............          100,000         4,792          4,792
Aim Balanced Fund............        4,500,000       215,682        215,682
Annuity Board of Southern
 Baptist Convention..........          750,000        35,947         35,947
Bancroft Convertible Fund,
 Inc.........................          750,000        35,947         35,947
Bank of America NT&SA as
 trustee of the EB
 Convertible Fund............          130,000         6,230          6,230
Bankers Trust Trustee for
 Chrysler Corp. Emp. #1
 Pension Plan dated 4/1/89...        1,660,000        79,562         79,562
BNP Arbitrage SNC............        5,000,000       245,147(2)     239,647
BT Alex. Brown...............        8,665,000       415,308        415,308
Carrigaholt Capital (Bermuda)
 L.P.........................        1,500,000        71,894         71,894
CFW-C, L.P...................        5,000,000       239,647        239,647
Chase Manhattan NA Trustee
 for IBM Corp. Retirement
 Plan Trust dated 12/18/45...        2,836,000       135,927        135,927
Chrysler Corporation Master
 Retirement Trust............          665,000        31,873         31,873
The Class 1C Company, Ltd....        1,500,000        71,894         71,894
Combined Insurance Company of
 America.....................          190,000         9,106          9,106
Declaration of Trust for the
 Defined Benefit Plans of
 ZENECA Holdings Inc.........          600,000        28,757         28,757
Declaration of Trust for the
 Defined Benefit Plans of ICI
 American Holdings Inc.......          870,000        41,698         41,698
Delaware Group Dividend and
 Income Fund, Inc............          535,000        25,642         25,642
Delaware Group Global
 Dividend and Income Fund,
 Inc.........................        1,240,000        59,432         59,432
Delaware Group Premium Fund,
 Inc. Convertible Securities
 Series......................          125,000         5,991          5,991
Delaware State Employees'
 Retirement Fund.............        2,825,000       135,400        135,400
Deutsche Bank A.G............       16,350,000       783,646        783,646
Donaldson, Lufkin & Jenrette
 Securities Corp.............       16,360,000       784,125        784,125
Ellsworth Convertible Growth
 and Income Fund, Inc........          750,000        35,947         35,947
Forest Fulcrum Fund LP.......          530,000        25,402         25,402
Forest Global Convertible
 Fund Series A-5.............          400,000        19,171         19,171
Franklin & Marshall College..          124,000         5,943          5,943

                                    PRINCIPAL
                                 AMOUNT OF NOTES    COMMON STOCK
                                BENEFICIALLY OWNED  OWNED PRIOR    COMMON STOCK
NAME OF SELLING SECURITYHOLDER  AND OFFERED HEREBY TO OFFERING(1) OFFERED HEREBY
------------------------------  ------------------ -------------- --------------
General Motors Employees
 Domestic Group Trust.........     $  9,590,000       459,643        459,643
The Guardian Life Insurance
 Company of America...........        9,500,000       455,329        455,329
The Guardian Life Insurance
 Company of America Master
 Pension Trust................          500,000        23,964         23,964
Highbridge Capital
 Corporation..................        5,600,000       268,404        268,404
Hillside Capital Incorporated
 Corporate Account............          265,000        12,701         12,701
KA Management Ltd.............        1,596,000        76,495         76,495
KA Trading L.P................        1,204,000        57,707         57,707
Lipper Convertibles, L.P......        2,000,000        95,858         95,858
Lipper Offshore Convertibles,
 L.P..........................        1,000,000        47,929         47,929
LLT Limited...................           70,000         3,355          3,355
Maril & Co....................          250,000        14,482(3)      11,982
Massachusetts Mutual Life
 Insurance Company............        2,000,000        95,858         95,858
MassMutual Corporate
 Investors....................          500,000        23,964         23,964
MassMutual Corporate Value
 Partners Limited.............        1,000,000        47,929         47,929
MassMutual High Yield Partners
 LLC..........................        1,250,000        59,911         59,911
MassMutual Participation
 Investors....................          250,000        11,982         11,982
The J.W. McConnell Family
 Foundation...................          470,000        22,526         22,526
McMahan Securities Company,
 L.P..........................          750,000        35,947         35,947
OCM Convertible Trust.........          640,000        30,674         30,674
Oppenheimer Total Return Fund,
 Inc..........................        4,000,000       191,717        191,717
Orrington International Fund
 Ltd..........................          575,000        27,559         27,559
Orrington Investments Limited
 Partnership..................          925,000        44,334         44,334
Pacific Horizon Capital Income
 Fund.........................        1,140,000        54,639         54,639
Pacific Life Insurance
 Company......................        1,000,000        47,929         47,929
Paloma Securities L.L.C.......        4,200,000       201,303        201,303
Partner Reinsurance Company
 Ltd..........................           85,000         4,074          4,074
Phoenix Convertible Fund......        1,000,000        47,929         47,929
Silverton International Fund
 Limited......................        2,850,000       136,598        136,598
Societe Generale Securities
 Corp.........................        2,400,000       115,030        115,030
SoundShore Partners, L.P......        1,000,000        47,929         47,929
State Employees Retirement
 Fund of the State of
 Delaware.....................          305,000        14,618         14,618
State Street Bank Custodian
 for G.E. Pension Trust.......          880,000        42,177         42,177
Summer Hill Global Partners
 L.P..........................           65,000         3,115          3,115
Swiss Bank Corporation--London
 Branch.......................        1,000,000        47,929         47,929
Thermo Electron Balanced
 Investment Fund..............          785,000        37,624         37,624
TQA Arbitrage Fund, L.P.......          870,000        41,698         41,698
TQA Leverage Fund, L.P........          495,000        23,725         23,725
TQA Vantage Fund, Ltd.........          500,000        23,964         23,964
TQA Vantage Plus, Ltd.........          385,000        18,452         18,452
Vista Growth & Income Fund....        5,000,000       239,647        239,647

--------

(1) Includes the shares of Common Stock issuable upon conversion of the Notes and at the Conversion Price, excluding fractional shares. Fractional shares will not be issued upon conversion of the Notes; rather, cash will be paid in lieu of fractional shares, if any. The Conversion Price and the number of shares of Common Stock issuable upon conversion of the Notes are subject to adjustment under certain circumstances. See "Description of Notes--Conversion of Notes." Accordingly, the number of shares of Common Stock issuable upon conversion of the Notes may increase or decrease from time to time. The Company and the Trustee expect to enter into the Supplemental Indenture, which will become effective at the effective time of the Merger. The Supplemental Indenture will provide that, from and after the effective time of the Merger, each of the Notes will cease to be convertible into shares of Common Stock, but will be convertible solely into an amount of cash, without interest, equal to the product of (x) the number of shares of Common Stock into which such Note was convertible immediately prior to the effective time of the Merger and (y) $20.25.

(2) Includes 5,500 shares of Common Stock beneficially owned by the Selling Securityholder in addition to the shares of Common Stock issuable upon conversion of the Notes.

(3) Includes 2,500 shares of Common Stock beneficially owned by the Selling Securityholder in addition to the shares of Common Stock issuable upon conversion of the Notes.

  The Selling Securityholders identified above may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, all or a portion of their Notes since the date on which the information in the preceding table is presented. Information concerning the Selling Securityholders may change from time to time and any such changed information will be set forth in supplements to this Prospectus if and when necessary. No estimate can be given as to the amount of Notes or shares of Common Stock that will be held by the Selling Securityholders upon the termination of this offering because the Selling Securityholders may offer, pursuant to this Prospectus, all or some of the Notes and shares of Common Stock issuable upon conversion of the Notes that they hold. See "Plan of Distribution."

  Information concerning the Selling Securityholders may change from time to time. As of the date of this Prospectus, the aggregate principal amount of Notes outstanding is $143,750,000.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a general summary of certain United States Federal income tax consequences relating to an investment in the Notes as of the date hereof. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and administrative rulings, all of which are subject to change or alternative construction with possible retroactive effect. This summary does not discuss other Federal taxes (such as Federal estate and gift taxes) or any state, local or foreign tax considerations, nor does it purport to address all Federal income tax consequences applicable to all categories of investors, some of whom may be subject to special rules, such as Non-U.S. Holders (as defined below), life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is not the U.S. dollar, persons who enter into "short sales against the box" or certain other "constructive sales" involving the Notes or Common Stock or substantially identical property, or investors that hold the Notes as part of a hedge, straddle or conversion transaction. In addition, this summary is generally limited to the Notes and the Common Stock into which the Notes are convertible that are held as "capital assets" within the meaning of Section 1221 of the Code. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States Federal income tax treatment relating to an investment in the Notes (or the Common Stock into which the Notes are convertible) and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

  For purposes of this summary, the term "U.S. Holder" means a beneficial owner of a Note or Common Stock that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source and (iv) a trust if
(a) a U.S. court is able to exercise primary supervision over the trust's administration and (b) one or more U.S. fiduciaries have the authority to control all of the trust's substantial decisions. The term "Non-U.S. Holder" shall mean the beneficial owner of a Note or Common Stock other than a U.S. Holder.

  PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX, FINANCIAL AND/OR LEGAL ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICULAR SITUATIONS. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL, STATE, LOCAL OR FOREIGN TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE NOTES.

TAXATION OF U.S. HOLDERS

  Adjustment to Conversion Price. Section 305 of the Code treats as a taxable distribution certain actual or constructive distributions of stock with respect to stock and convertible securities. Applicable Treasury regulations treat holders of convertible debentures as having received such a constructive distribution where the conversion price is adjusted to reflect certain distributions with respect to the stock into which such debentures are convertible. Thus, under certain circumstances, an adjustment in the conversion price of the Notes may be taxable to the U.S. Holders as a taxable dividend distribution. Adjustments to the conversion price, however, made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of such securities, generally will not be considered to result in a constructive distribution of stock. The Indenture provides that the conversion price will be adjusted upon the occurrence of certain circumstances. There can be no assurance that some of the adjustments, more fully described in the Indenture, would not result in a taxable constructive distribution to the U.S. Holders under Sections 301 and 305 of the Code. In such a case, U.S. Holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Holders of the Notes are advised to consult their tax advisors with respect to the potential of taxable constructive dividend distributions upon such conversion price modifications.

  Payments of Interest. The payment of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder's usual method of accounting for Federal income tax purposes.

  Conversion of a Note into Common Stock. In general, a U.S. Holder will not recognize gain or loss on conversion of a Note solely into Common Stock pursuant to the terms of the conversion right of the Notes, except with respect to cash received in lieu of a fractional share. The holding period of the Common Stock received by the U.S. Holder upon conversion of a Note will include the period during which the Note was held prior to the conversion. The U.S. Holder's aggregate tax basis in the Common Stock (including the fractional share exchanged for cash) received upon conversion of a Note will equal the U.S. Holder's aggregate tax basis in the Note exchanged at the time of conversion. A U.S. Holder generally will recognize capital gain or loss in connection with any cash received in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the fractional share. Special Federal income tax rules for the treatment of the conversion of a Note into Common Stock may apply if a U.S. Holder converts after a record date for the payment of interest, but prior to the next succeeding interest payment date (for instance, the fair market value of Common Stock received which is attributable to accrued interest will be taxable as ordinary interest income in certain circumstances). U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the Notes into Common Stock.

  Disposition of Notes or Common Stock. A U.S. Holder of a Note (or the Common Stock into which it was converted) generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of the Note (or the Common Stock) measured by the difference between (i) the amount realized (except to the extent the amount is attributable to accrued interest income, which will generally be taxable as ordinary income) and (ii) the U.S. Holder's tax basis in the Note (or the Common Stock). Except as discussed below with respect to market discount, the gain or loss on such disposition will be long-term capital gain or loss if the Note (or the Common Stock) has been held for more than one year at the time of such disposition. Long-term capital gain of an individual taxpayer currently is subject to a maximum income tax rate of either (i) 20.0% if the individual held the asset for more than 18 months or
(ii) 28.0% if the individual held the asset for more than one year, but not more than 18 months.

  Market Discount. Under the market discount provisions of Sections 1276 through 1278 of the Code, if a U.S. Holder of a Note purchases it at market discount (i.e., at a price below its stated redemption price at maturity) in excess of a de minimis amount (defined in the Code) and thereafter recognizes gain upon a disposition or retirement of the Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Note may be taxable to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Note, however, is likely to carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a U.S. Holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until such holder disposes of the debt instrument in a taxable transaction.

  Distributions with Respect to Common Stock. In general, distributions made by the Company with respect to Common Stock will be taxable to a holder as ordinary dividend income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for Federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital reducing the U.S. Holder's tax basis in the Common Stock, thus increasing the amount of any gain (or reducing the amount of any loss) that might be realized by such U.S. Holder upon the sale, exchange or redemption of such Common Stock. Any such distributions in excess of the U.S. Holder's tax basis in the Common Stock will be treated as capital gain to the U.S. Holder (provided the Common Stock is held as a capital asset) and will be either long-term or short-term capital gain depending upon the holder's Federal income tax holding period for the Common Stock.

  To the extent that distributions made by the Company are treated as dividends, a U.S. Holder of Common Stock that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under Section 243 of the Code equal in amount to 70.0% of such dividends (the "Dividends Received Deduction"). With respect to Common Stock considered to be "debt financed portfolio stock," as defined in Section 246A of the Code, the Dividends Received Deduction will be reduced in accordance with the formula contained in that Section. The receipt of a dividend on the Common Stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the Common Stock to be reduced by the untaxed portion of the dividend pursuant to Section 1059 of the Code, with any excess of such untaxed portion of the dividend over such tax basis then treated as gain from the sale or exchange of such Common Stock for the taxable year in which the extraordinary dividend is received. Individuals, partnerships and other entities not taxable as domestic corporations, and certain corporations having a special tax status (such as, for example, status as an S corporation) are not eligible for the Dividends Received Deduction.

  The Clinton Administration had proposed legislation that would reduce the Dividends Received Deduction, but such proposal was not enacted into law. It is impossible to predict whether, or in what form, any legislation affecting the Dividends Received Deduction might be enacted into law in the future. U.S. Holders should consult their own tax advisors regarding the availability of the Dividends Received Deduction.

TAXATION OF NON-U.S. HOLDERS

  Payments of Interest. The payment of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will qualify for the "portfolio interest exemption" and, therefore, will not be subject to United States Federal income tax or withholding tax, provided that such interest income is not taxable as effectively connected with a United States trade or business of the Non-U.S. Holder and the Non-U.S. Holder (i) does not actually or constructively own 10.0% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank receiving interest on a loan entered into in the ordinary course of business, and (iv) either (a) provides an IRS Form W-8 (or suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) deposits the Note with a securities clearing organization, bank or financial institution that holds customers' securities in the ordinary course of its trade or business and which holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-U.S. Holder or qualified intermediary and furnishes the Company or its agent with a copy thereof.

  Recently promulgated Treasury regulations which are to become effective as of January 1, 1999 provide alternative methods for satisfying the certification requirement described in clause (iv) above. These Treasury regulations also generally require, in the case of Notes held by a foreign partnership, that (a) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership, or (b) the partnership provide certain information, including a United States taxpayer identification number, or enter into an agreement with the Internal Revenue Service. A look-through rule would apply in the case of tiered partnerships. Non-U.S. Holders of the Notes are advised to consult their tax advisors with respect to their qualification for the portfolio interest exemption and the steps necessary to comply with such exemption.

  Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest on a Note if such interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30.0% rate (or, if applicable, a lower treaty rate). Such effectively connected interest will generally not be subject to withholding tax if the Non-U.S. Holder delivers an IRS Form 4224 to the payor.

  Interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above will generally be subject to a withholding tax at a 30.0% rate (or, if applicable, a lower treaty rate).

  Conversion of a Note into Common Stock. In general, no United States Federal income tax or withholding tax will be imposed upon the conversion of a Note into Common Stock by a Non-U.S. Holder except that with respect to the receipt of cash in lieu of fractional shares by Non-U.S. Holders upon conversion of a Note, tax will be imposed where any one of the three exceptions described below under "--Disposition of Notes" is applicable or the Company is a USRPHC as discussed below under "--FIRPTA Treatment of Non-U.S. Holders." In addition, under certain circumstances, to the extent the fair market value of the Common Stock received upon conversion is attributable to accrued interest, it will be treated as ordinary interest income taxable as described above under "--Payments of Interest."

  Disposition of Notes. A Non-U.S. Holder of a Note will generally not be subject to United States Federal income tax or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the Note (including the receipt of cash in lieu of fractional shares upon conversion of the Note into Common Stock), unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates.

  Disposition of Common Stock. Subject to the discussion below under "--FIRPTA Treatment of Non-U.S. Holders," a Non-U.S. Holder generally will not be subject to United States Federal income tax or withholding tax on the sale or exchange of Common Stock unless any of the three conditions described above under "--Disposition of Notes" is satisfied.

  FIRPTA Treatment of Non-U.S. Holders. Under the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), foreign persons generally are subject to United States Federal income tax on capital gain realized on the disposition of any interest (other than solely as a creditor) in a corporation that is a United States real property holding corporation (a "USRPHC"). For this purpose, a foreign person is defined as any holder who is a foreign corporation (other than certain foreign corporations that elect to be treated as domestic corporations), a non-resident alien individual, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership. Under FIRPTA, a corporation is a USRPHC if the fair market value of the United States real property interests held by the corporation is 50.0% or more of the aggregate fair market value of certain assets of the corporation.

  It is possible that the Company could be a USRPHC. If the Company meets the test for a USRPHC, a Non-U.S. Holder would generally not be subject to tax, or withholding in respect to such tax, on gain from a sale or other disposition of the Common Stock solely by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such Non-U.S. Holder does not own, actually or constructively, Common Stock with a fair market value in excess of five percent of the fair market value of all Common Stock outstanding at any time during the shorter of the five-year period preceding such disposition or the Non-U.S. Holder's holding period ("Threshold Amount"). The Company believes that the Common Stock will be treated as regularly traded. Accordingly, the Company believes that a Non-U.S. Holder who does not own a Threshold Amount generally will not be subject to United States Federal income tax by virtue of FIRPTA on a sale or other disposition of the shares of Common Stock.

  Distributions with Respect to Common Stock. To the extent distributions made by the Company are treated as dividends (as described above under "Taxation of U.S. Holders--Distributions with Respect to Common Stock"), a Non-U.S. Holder will be subject to United States Federal withholding tax at a 30.0% rate (or lower rate provided under an applicable income tax treaty) on dividends paid (or deemed paid, as described above under "Taxation of U.S. Holders--Adjustment to Conversion Price") on Common Stock, unless the dividends are taxable as effectively connected with the conduct of a trade or business in the United States and the Non-U.S. Holder delivers IRS Form 4224 to the payor. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30.0% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under Treasury regulations in effect for 1998, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding rules discussed below and, under the current interpretation of Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations effective January 1, 1999, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under these Treasury regulations, in the case of Common Stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership or the partnership would be required to provide certain information, including a United States taxpayer identification number, and enter into an agreement with the Internal Revenue Service. These Treasury regulations also provide look-through rules for tiered partnerships.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under current United States Federal income tax law, certain non-corporate U.S. Holders of Notes or Common Stock will be subject to information reporting and, under certain circumstances, may be subject to "backup withholding" at the rate of 31.0% in respect to payments of principal, interest and dividends, and the proceeds from a disposition of Notes or Common Stock. Generally, the backup withholding rules will apply only if the U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN") to the payor, (ii) furnishes such payor with an incorrect TIN, (iii) is notified by the IRS that it has failed to report properly interest, dividends or other "reportable payments," as defined by the Code or (iv) under certain circumstances, fails to provide such payor or the U.S. Holder's securities broker with a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the U.S. Holder is not subject to backup withholding. Backup withholding will not apply with respect to payments made to certain U.S. Holders of the Notes, including corporations and tax-exempt organizations.

  Payments or distributions to a Non-U.S. Holder with respect to a Note or Common Stock, and the proceeds from a disposition of a Note or Common Stock by a Non-U.S. Holder, will generally not be subject to backup withholding or to information reporting requirements unless the Non-U.S. Holder fails to comply with certain reporting procedures, the payment is received through a United States office of a broker, or the Non-U.S. Holder fails to establish an exemption from such tax or information reporting requirements under applicable provisions of the Code.

  Holders of Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. The amount of any backup withholding from a payment to a holder should be allowed as a credit against such person's United States Federal income tax liability and may entitle such person to a refund, provided that the required information is furnished to the IRS.

                             PLAN OF DISTRIBUTION

  Pursuant to a Registration Rights Agreement dated as of October 16, 1997 (the "Registration Rights Agreement") between the Company and the initial purchasers named therein entered into in connection with the Note Offering, the Registration Statement of which this Prospectus forms a part was filed with the Commission covering the resale of the Notes and the Common Stock issuable upon the conversion of the Notes (the "Securities"). The Company has agreed to use all reasonable efforts to keep the Registration Statement effective for two years from the latest date of initial issuance of the Notes. The Company will be permitted to suspend the use of this Prospectus (which is a part of the Registration Statement) during certain periods of time under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirely by reference to the provisions of such agreement.

  Sales of the Securities may be effected by or for the account of the Selling Securityholders from time to time in transactions (which may include block transactions in the case of shares of Common Stock) on any exchange or market on which such Securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities directly to purchasers, through broker-dealers acting as agents for the Selling Securityholders, or to broker-dealers who may purchase the Securities as principals and thereafter sell the Securities from time to time in transactions (which may include block transactions in the case of shares of Common Stock) on any exchange or market on which such Securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Securityholders may arrange for other broker-dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Securities for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

  The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons and any profits received on the resale of the Securities offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  Pursuant to the Registration Rights Agreement, the Company has agreed to pay expenses incident to the offer and sale of the Securities offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Selling Securityholders may be required to make in respect thereof.

  To comply with the securities laws of certain jurisdictions, if applicable, the Securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Securities may be limited in its ability to engage in market activities with respect to such Securities. In addition to and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders. The foregoing may affect the marketability of the Securities.

                                 LEGAL MATTERS

  The validity of the Notes and the Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Greenebaum Doll & McDonald PLLC, Louisville, Kentucky. William C. Ballard Jr., a director of the Company, is of counsel to such firm, and, as of the date of this Prospectus, he beneficially owns 23,000 shares of Common Stock.

                                    EXPERTS

  The consolidated financial statements of Atria Communities, Inc., appearing in the Atria Communities, Inc. Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Washington, D.C. 20549, at prescribed rates, or on the world wide web at http://www.sec.gov. Copies of other materials concerning the Company can be inspected at the offices of the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which were omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

    (1) The Company's Annual Report on Form 10-K (including Amendment No. 1 thereto on Form 10-K/A) for the year ended December 31, 1997;

    (2) The Company's Current Reports on Form 8-K dated February 1, 1998 (including Amendment No. 1 thereto on Form 8-K/A), February 15, 1998 (including Amendment No. 1 thereto on Form 8-K/A) and April 19, 1998; and

    (3) The description of the Company's Common Stock contained in the Company's Form 8-A filed with the Commission on August 12, 1996, including any amendment or report filed for the purpose of updating such description filed with the Commission pursuant to Section 13 of the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference into the information that this Prospectus incorporates. Requests for such copies should be directed to the Company's principal executive offices at: Atria Communities, Inc., 501 South Fourth Avenue, Suite 140, Louisville, Kentucky 40202, Attn: Chief Financial Officer, (502) 719-1600.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SO-LICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMA-TION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Summary....................................................................   2
Risk Factors...............................................................   6
The Company and its Predecessors...........................................  13
Use of Proceeds............................................................  13
Description of Notes.......................................................  13
Description of Capital Stock...............................................  25
Selling Securityholders....................................................  29
Certain Federal Income Tax Considerations..................................  32
Plan of Distribution.......................................................  37
Legal Matters..............................................................  38
Experts....................................................................  38
Available Information......................................................  38
Incorporation of Certain Documents by Reference............................  38

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                                 $143,750,000

                                     LOGO

                         5.0% CONVERTIBLE SUBORDINATED
                                NOTES DUE 2002

                               ----------------

         PROSPECTUS

                               ----------------

                               MAY   , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth an itemized statement of all expenses to be borne by the Company in its registration of the Securities registered hereunder. The Selling Securityholders will be responsible for any and all underwriting discounts, selling commissions and similar brokerage charges in connection with the sale of the Securities registered hereunder. All amounts are estimated, except for the SEC registration fee.

      SEC registration fee............................................ $ 42,407
      Legal Fees and Expenses.........................................   50,000
      Accounting Fees and Expenses....................................    5,000
      Miscellaneous...................................................    2,593
                                                                       --------
          Total....................................................... $100,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  A. Elimination of Certain Liability. Pursuant to Article IX of the Registrant's Certificate of Incorporation ("Article IX"), a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended. Any repeal or modification of Section A of Article IX shall not adversely effect any right or protection of a director of the Registrant existing at the time of such repeal or modification.

  B. Right to Indemnification. Subject to Section C of Article IX of the Registrant's Certificate of Incorporation, each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative ("Proceeding"), by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than said law permitted the Registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as in effect from time to time ("ERISA"), penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. The Registrant may, by action of its Board of Directors, provide indemnification to other employees or agents of the Registrant with the same scope and effect as the indemnification of directors and officers pursuant to Article IX.

  C. Procedure for Indemnification. Any indemnification under Article IX (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than said law permitted the Registrant to provide prior to such amendment). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such action, suit or proceeding (the "Disinterested Directors"); (ii) if such a quorum of Disinterested Directors is not obtainable, or, even if obtainable, a quorum of Disinterested Directors so directs, by independent legal counsel and a written opinion; or
(iii) by the stockholders. The majority of Disinterested Directors may, as they deem appropriate, elect to have the Registrant indemnify any other employee, agent or other person acting for or on behalf of the Registrant.

  D. Advances for Expenses. Costs, charges and expenses (including attorneys' fees) incurred by a director or officer of the Registrant, or such other person acting on behalf of the Registrant as determined in accordance with Section C of Article IX, in defending a civil or criminal action, suit or Proceeding shall be paid by the Registrant in advance of the final disposition of such action, suit or Proceeding upon receipt of a undertaking by or on behalf of the director, officer or other person to repay all amounts so advanced in the event that it shall ultimately be determined that such director, officer or other person is not entitled to be indemnified by the Registrant as authorized in Article IX or otherwise.

  E. Right of Claimant to Bring Suit. If a claim under Sections B or D of
Article IX is not paid in full by the Registrant within 30 days after a written claim has been received by the Registrant, the claimant may at any time thereafter bring suit against the Registrant to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Registrant) that the claimant has not met the standard of conduct that makes it permissible under the General Corporation Law of the State of Delaware for the Registrant to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Registrant. Neither the failure of the Registrant (including its Board of Directors, legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the claimant has met the applicable standards of conduct set forth in the General Corporation Law of the State of Delaware, nor an actual determination by the Registrant (including its Board of Directors, legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  F. Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by Article IX shall not be deemed exclusive of any other rights to which a claimant may be entitled under any law (common or statutory) by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to any action in another capacity while holding office or while employed by or acting as agent for the Registrant and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification under Article IX shall be deemed to be a contract between the Registrant and each director and officer of the Registrant who serves or served in such capacity at any time while Article IX is in effect. Any repeal or modification of Article IX or any repeal or modification of relevant provisions of the General Corporation Law of the State of Delaware or any other applicable law shall not in any way diminish any rights to indemnification of such director, officer or the obligations of the Registrant arising hereunder with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of Article IX, references to "the Registrant" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article IX of the Registrant's Articles of Incorporation, with respect to the resulting or surviving corporation, as such person would if such person had served the resulting or surviving corporation in the same capacity.

  G. Insurance. The Registrant may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, even if the Registrant would not have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

  H. Severability. If any provision or provisions of Article IX shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (1) the validity, legality and enforceability of the remaining provisions of Article IX (including, without limitation, each portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (2) to the fullest extent possible, the provisions of Article IX of the Registrant's Certificate of Incorporation (including, without limitation, each such portion of any paragraph of Article IX containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ITEM 16. EXHIBITS.

  The following exhibits are filed as part of this Registration Statement:

      NUMBER                           DESCRIPTION
      ------                           -----------
      2.1      Agreement and Plan of Merger among Atria Communities,
               Inc., Atria Communities Southeast, Inc., American
               ElderServe Corporation, Andy L. Schoepf, Elizabeth A.
               Schoepf, and Evely C. Schoepf, dated as of March 3, 1997.
               Exhibit 2.1 to the Company's Current Report on Form 8-K
               dated April 1, 1997 (Comm. File No. 0-21159) is hereby in-
               corporated by reference.
      2.2      Agreement and Plan of Merger dated as of April 19, 1998,
               by and among Atria Communities, Inc., Kapson Senior Quar-
               ters Corp., and KA Acquisition Corp. Exhibit 99.1 to the
               Company's Current Report on Form 8-K dated April 19, 1998
               (Comm. File No. 0-21159) is hereby incorporated by refer-
               ence.
      4.1      Restated Certificate of Incorporation. Exhibit 3.1 to the
               Company's Registration Statement on Form S-1 (Comm. File
               333-06907) is hereby incorporated by reference.
      4.2      Amended and Restated Bylaws. Exhibit 3.2 to the Company's
               Registration Statement on Form S-1 (Comm. File No. 333-
               06907) is hereby incorporated by reference.
      4.3      Specimen Common Stock Certificate. Exhibit 4 to the
               Company's Registration Statement on Form S-1 (Comm. File
               No. 333-06907) is hereby incorporated by reference.
      4.4      Credit Agreement dated as of August 15, 1996, among (a)
               Atria Communities, Inc., as Borrower; (b) the lending in-
               stitutions listed in Annex I to the Credit Agreement, as
               Lenders; (c) PNC Bank, National Association, as Adminis-
               trative Agent; (d) PNC Bank, Kentucky, Inc., as Managing
               Agent; (e) National City Bank of Kentucky, as Documenta-
               tion Agent, and (f) PNC Bank, National Association, Na-
               tional City Bank of Kentucky, and the Toronto-Dominion
               Bank, New York Agency, as Syndication Agent. Exhibit 1 to
               the Company's Current Report on Form 8-K dated August 26,
               1996 (Comm. File No. 0-21159) is hereby incorporated by
               reference.
      4.5      Amendment No. 1 to Credit Agreement dated as of January
               14, 1997 among Atria Communities, Inc., as borrower, the
               lending institutions named therein, PNC Bank, National As-
               sociation, as Administrative Agent, PNC Bank, Kentucky,
               Inc., as Managing Agent, and National City Bank of Ken-
               tucky, as Documentation Agent. Exhibit 4.1 to the
               Company's Quarterly Report on Form 10-Q for the period
               ended March 31, 1997 (Comm. File No. 0-21159) is hereby
               incorporated by reference.

      NUMBER                           DESCRIPTION
      ------                           -----------
      4.6      Amendment No. 2 to Credit Agreement dated as of March 27,
               1997 among Atria Communities, Inc., as borrower, the lend-
               ing institutions named therein, PNC Bank, National Associ-
               ation, as Administrative Agent, PNC Bank Kentucky, Inc.,
               as Managing Agent, and National City Bank of Kentucky, as
               Documentation Agent. Exhibit 4.2 to the Company's Quar-
               terly Report on Form 10-Q for the period ended March 31,
               1997 (Comm. File No. 0-21159) is hereby incorporated by
               reference.
      4.7      Amendment No. 3 to Credit Agreement dated as of May 27,
               1997 among Atria Communities, Inc., as borrower, the lend-
               ing institutions named therein, PNC Bank, National Associ-
               ation, as Administrative Agent, PNC Bank Kentucky, Inc.,
               as Managing Agent, and National City Bank of Kentucky, as
               Documentation Agent. Exhibit 4.6 to the Company's Regis-
               tration Statement on Form S-1 (Comm. File No. 333-28577)
               is hereby incorporated by reference.
      4.8      Amendment No. 4 to Credit Agreement dated as of September
               29, 1997 among Atria Communities, Inc., as borrower, the
               lending institutions named therein, PNC Bank, National As-
               sociation, as Administrative Agent, PNC Bank Kentucky,
               Inc., as Managing Agent, and National City Bank of Ken-
               tucky, as Documentation Agent. Exhibit 4.1 to the
               Company's Quarterly Report on Form 10-Q for the period
               ended September 30, 1997 (Comm. File No. 0-21159) is
               hereby incorporated by reference.
      4.9      Form of 5.0% Convertible Subordinated Notes Due 2002 (in-
               cluded in Exhibit 4.10).
      4.10     Indenture dated as of October 16, 1997, by and between
               Atria Communities, Inc., and PNC Bank, Kentucky, Inc., as
               Trustee. Exhibit 4.2 to the Company's Current Report on
               Form 8-K dated October 16, 1997 (Comm. File No. 0-21159) is hereby incorporated by reference.
      4.11     Registration Rights Agreement dated as of October 16,
               1997, by and among the Company, BT Alex. Brown Incorporat-
               ed, Donaldson Lufkin & Jenrette Securities Corporation,
               Morgan Stanley & Co. Incorporated, Smith Barney Inc. and
               J.C. Bradford & Co. Exhibit 99.1 to the Company's Current
               Report on Form 8-K dated October 16, 1997 (Comm. File No.
               0-21159) is hereby incorporated by reference.
      4.12     Shareholder Protection Rights Agreement, dated as of Feb-
               ruary 15, 1998, between Atria Communities, Inc. and Na-
               tional City Bank, as Rights Agent. Exhibit 99.1 to the
               Company's Current Report on Form 8-K dated February 17,
               1998 (Comm. File No. 0-21159) is hereby incorporated by
               reference.
      4.13     First Amendment to Shareholder Protection Rights Agree-
               ment, dated as of February 24, 1998, between Atria Commu-
               nities, Inc. and National City Bank, as Rights Agent. Ex-
               hibit 99.3 to the Company's Current Report on Form 8-K/A
               dated February 17, 1998 (Comm. File No. 0-21159) is hereby incorporated by reference.
      4.14     Second Amendment to Shareholder Protection Rights Agree-
               ment, dated as of April 19, 1998, between Atria Communi-
               ties, Inc. and National City Bank, as Rights Agent. Ex-
               hibit 99.4 to the Company's Current Report on Form 8-K
               dated April 19, 1998 (Comm. File No. 0-21159) is hereby
               incorporated by reference.
      5*       Opinion of Greenebaum Doll & McDonald PLLC as to legality
               of the securities being registered.
     12        Computation of Ratio of Earnings to Fixed Charges.
     23.1      Consent of Ernst & Young LLP.
     23.2*     Consent of Greenebaum Doll & McDonald PLLC (included in
               Exhibit 5).
     24*       Power of Attorney (included on signature page of the Reg-
               istration Statement).
     25*       Statement of Eligibility of Trustee under the Trust Inden-
               ture Act of 1939 on Form T-1.
     99.1      Support Agreement dated as of April 19, 1998, by and among
               Kapson Senior Quarters Corp., KA Acquisition Corp., Vencor
               Assisted Living Holdings, Inc. and Vencor, Inc. Exhibit
               99.2 to the Company's Current Report on Form 8-K dated
               April 19, 1998 (Comm. File No. 0-21159) is hereby incorpo-
               rated by reference.

      NUMBER                           DESCRIPTION
      ------                           -----------
     99.2      Support Agreement dated as of April 19, 1998 by and among
               Kapson Senior Quarters Corp., KA Acquisition Corp., and
               the individuals listed on Schedule A thereto. Exhibit 99.3 to the Company's Current Report on Form 8-K dated April
               19, 1998 (Comm. File No. 0-21159) is hereby incorporated
               by reference.

--------

*  Previously filed.

  (b) FINANCIAL STATEMENT SCHEDULES

    Not applicable.

ITEM 17. UNDERTAKINGS.

  (a) The undersigned Registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOUISVILLE, COMMONWEALTH OF KENTUCKY, ON MAY 7, 1998.

                                          Atria Communities, Inc.

                                               /s/ W. Patrick Mulloy, II
                                          By: _________________________________
                                                   W. Patrick Mulloy, II
                                                Chief Executive Officer and
                                                         President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----


                 *                   Chairman of the Board            May 7, 1998
____________________________________
         W. Bruce Lunsford

                 *                   Chief Executive Officer,         May 7, 1998
____________________________________  President and Director
       W. Patrick Mulloy, II

                 *                   Chief Operating Officer and      May 7, 1998
____________________________________  Director
          Andy L. Schoepf

                 *                   Chief Financial Officer,         May 7, 1998
____________________________________  Vice President of
         J. Timothy Wesley            Development and Secretary
                                      (Chief Financial and
                                      Accounting Officer)

                 *                   Director                         May 7, 1998
____________________________________
        Sandra Harden Austin

                 *                   Director                         May 7, 1998
____________________________________
       William C. Ballard Jr.

                 *                   Director                         May 7, 1998
____________________________________
           Peter J. Grua

                 *                   Director                         May 7, 1998
____________________________________
           Thomas T. Ladt

                 *                   Director                         May 7, 1998
____________________________________
           R. Gene Smith


   /s/ Audra J. Eckerle

*By:______________________

  Audra J. Eckerle, Esq.

     Attorney-in-Fact